

July 27, 2015

Via E-mail
Matthew J. Colbert
Chief Financial Officer
Amazing Energy Oil and Gas, Co.
701 S. Taylor Street, Suite 470 LB113
Amarillo, TX 79101

> **Re:** **Amazing Energy Oil and Gas, Co.**
> **Forms 10-Q for Quarters ended January 31, 2015 and April 30, 2015**
> **Filed March 17, 2015 and June 15, 2015**
> **File No. 0-52392**

Dear Mr. Colbert:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Forms 10-Q for Quarters ended January 31, 2015 and April 30, 2015

1. Please amend the financial statements in the identified filings to label the comparative July 31, 2014 balance sheets as unaudited. If you believe the July 31, 2014 balance sheet was audited in accordance with PCAOB and SEC standards, please advise.

2. Revise the filings to indicate the interim financial statements were not reviewed by an independent auditor as required by Rule 10-01(d) of Regulation S-X or tell us why you believe this disclosure is not required.

Item 4.02 Form 8-K

3. Please file an Item 4.02 Form 8-K to provide the disclosures required by paragraph (b) of this Item. The disclosures included in your Form 8-K filed March 18, 2015 regarding non-reliance on MaloneBailey's audit report do not comply with the specific requirements of Item 4.02 and are filed under the incorrect item of Form 8-K.

<u>Item 4.01 Form 8-K</u>

4. Your disclosure in the Form 8-K filed March 18, 2015 that MaloneBailey had not performed any additional services since January 2015 and was not associated with the January 31, 2015 Form 10-Q suggest a terminated engagement. We note also that a change in accountants is presumed to have occurred as the result of a reverse recapitalization unless one accountant audited the financial statements of both the accounting acquirer and acquiree. The accountant who will no longer be associated with the continuing entity is presumed to be the predecessor accountant. Please revise to file an Item 4.01 Form 8-K to report the applicable changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if you have questions regarding the above comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining